

August 30, 2012

Via E-mail
Ronald J. Seiffert
President and Chief Executive Officer
DCB Financial Corp
110 Riverbend Avenue
Lewis Center, Ohio 43035

>   **Re:   DCB Financial Corp**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 22, 2012**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed August 24, 2012**
>   **File No. 333-182739**

Dear Mr. Seiffert:

We have reviewed your amended registration statements, dated August 22, 2012 and August 24, 2012, and response letter dated August 22, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note your revised disclosure in response to comment 1 of our letter dated August 15, 2012. Please revise your cover page and disclosure throughout the prospectus to state the minimum number of shares that you will need to sell in the rights offering in order to meet the $13.0 million threshold provision that is applicable to some of the standby purchasers. In addition, please clarify here and on pages 16 and 51 that the $13.0 million threshold includes the $4.3 million investment of the five standby purchasers.

Ronald J. Seiffert
DCB Financial Corp
August 30, 2012
Page 2

<u>Risk Factors</u>

<u>The subscription price determined for the rights offering is not an indication…, page 29</u>

2.  We note your response to comment 5 of our letter dated August 15, 2012.  Your statement that you have not obtained a recommendation or fairness opinion from Sandler O'Neill and that the board is not making a recommendation as to whether the subscription rights should be exercised should be separated into its own section in Risk Factors.  Please revise.  This section should address the risks to investors as a result of the lack of fairness opinion or recommendation from Sandler O'Neill and the board of directors.

<u>Exhibits</u>

3.  Please file any missing exhibits, including your legality opinion, in your next amendment.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.     <u>Via E-mail</u>
Tom Whitney
DCB Financial Corp.